May 26, 2006

Room 7010

Bruce E. Gross
Vice President and Chief Financial Officer
Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida 33172

Re:	Lennar Corporation
	Form 10-K for Fiscal Year Ended November 30, 2005
Forms 10-Q for the Fiscal Quarter Ended February 28, 2006
	File No. 001-11749

Dear Mr. Gross:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended November 30, 2005

Management`s Discussion and Analysis, page 15

1. In light of the continued growth of your investments in unconsolidated entities, please provide greater disclosure regarding the following, as well as any other information that would provide greater clarity regarding the performance, liquidity, and risks associated with these investments. To the extent that the structures or financial condition of your entities significantly differ, please group those entities with similar characteristics and separately provide the following disclosure for each group:
* Various rights, obligations, and restrictions you are subject to with respect to the unconsolidated entities and how they compare to those held by your joint venture partners.
* Terms of the debt held by your unconsolidated entities, including average interest rates, whether the debt is fixed vs. floating, maturities, amount of principal payments due by period, material covenants, and whether these entities were in compliance with the covenants at the date of your balance sheet.
* Material contractual obligations, commercial commitments, and off balance sheet arrangements associated with your unconsolidated entities.
* Reasons for the increase in contributions to unconsolidated entities, as well as any material, reasonably likely trends that will affect your liquidity or results of operations.
* The extent to which contributions to and distributions from unconsolidated entities relate to the same or different entities. In this regard, it is unclear whether all entities have similar liquidity needs throughout the year or whether certain entities have greater liquidity needs or financial difficulties than other entities, which, for example, may have greater funds to distribute back to you.
* How you determine whether distributions from unconsolidated entities are a return of capital or earnings for the purposes of classification on your statement of cash flows.
In your response, please show us what your disclosures will look like.

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 43

2. Please provide us with a more comprehensive explanation and description of your accounting for condominiums under construction.
In particular:

* Tell us what applicable requirements were not met previous to December 1, 2004, such that the percentage-of-completion method was not used;
* Tell us how you accounted for condominium sales prior to
December
1, 2004;
* Confirm to us that no revenues are recognized prior to the actual
sale of an individual unit;
* Explain the significance of "full" refund, as described in your policy, rather than refund, as described in paragraph 37;
* Confirm to us and explain how each sale meets the requirements of
paragraphs 4 and 12 of FAS 66;
* In addition, clarify the average duration between the signing of
a
sales contract and the receipt of the down payment and the
delivery
and occupancy of a condominium unit.   Further, clarify to us how
you
assess whether the buyer of a condominium unit has met the continuing investment criteria during the period between the signing of the sales contract and the delivery of the unit. Refer to paragraph 37(d) of SFAS 66.

Product Warranty, page 46

3. We note your rollforward of warranty activity for the years ended
December 31, 2005 and 2004, which includes your warranty expense provision recorded during each of those years. Revise your disclosure in future filings to separately present the amount of the provision recorded that represents the aggregate changes in the liability for accruals related to preexisting warranties (including adjustments related to changes in estimates) for each of the years presented. Refer to paragraph 14b of FIN45. In your response, please show us what your revised disclosures will look like.

Note 4. Operating and Reporting Segments, page 49

4. You disclose that you operate in two segments, Homebuilding and Financial Services, however, we note in your business section and MD&A you separately discuss market regions; East, Central and West.
We further note that your MD&A discusses "higher margin states." Please tell us the factors used to identify your reportable segments and explain why you believe your regions or states are not separate reportable segments pursuant to paragraphs 10-17 of SFAS No. 131. See also paragraph 26 of SFAS 131.

Additionally, provide for us the internal financial information that is regularly provided to the chief operating decision maker as of December 31, 2005 and March 31, 2006.

To the extent you are aggregating any operating segments, please explain to us, in detail, the basis for the aggregation of your operating segments, pursuant to paragraph 17 of SFAS No. 131. To the extent you are aggregating operating segments because you believe your segments are economically similar, please provide us with an analysis that includes historical revenues, gross profits, gross profit margins, operating profits, and operating profit margins, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one operation and increasing for another).


Note 6.  Investments in Unconsolidated Entities, page 51

5. Please tell us your consideration of FIN 45 with respect to the accounting for the limited maintenance guarantees of $761.1 million.
If you do not believe that the fair value of these limited maintenance guarantees is material, please disclose this fact in future filings and tell us your basis for this materiality assessment, including the amounts involved.

Note 8.  Other Liabilities, page 53

6. Please tell us and disclose in future filings, the nature and amounts of the various liabilities included in Other of $1,137,622.
Refer to Rule 5-01.24 of Regulation S-X.

Note 17. Consolidation of Variable Interest Entities, page 64

7. We note that you have various joint ventures, unconsolidated entities and land options that are consolidated as a result of your
FIN 46(R) analysis. We further note that you have determined that there are VIEs for which you are not considered the primary beneficiary and therefore do not consolidate their financial information. With regards to your unconsolidated entities, please provide us with your analysis of FIN 46(R), how you determined whether or not these entities are VIEs, and for those entities that you have determined are VIEs, your basis for determining that you are not the primary beneficiary. As part of your response, please include discussion of your consideration of your equity interests, guarantees, option contracts, management fees, and any other variable interests, as well as the impact of your related party partners (i.e.
LNR) in forming your conclusions.

8. You state that your exposure to loss related to your option contracts with third parties and unconsolidated entities is $741.6 million, as well as letters of credit posted in lieu of cash deposits. Please tell us and disclose, in future filings, the amount of these letters of credit posted in lieu of cash deposits.

9. Please revise your disclosures in future filings to provide further information regarding your option contracts, including general terms, exercise periods and expiration dates, any other requirements and restrictions on exercise, and how you determine impairment of the options. Please also clarify the amount of option contracts with third parties vs. option contracts with unconsolidated entities. In your response, please show us what these disclosures will look like.

Note 19.  Supplemental Financial Information, page 67

10. Please clarify whether the guarantor and non-guarantor subsidiaries for each of your guaranteed debt issuances is the same.
If not, please tell us why you have not separately disclosed condensed consolidating financial information for each debt issuance.

11. Please clarify whether the guarantees for each of your debt issuances are joint and several. If so, please state this fact in future filings. If not, please tell us how you comply with Rule
3-
10(f).

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Melissa Rocha at (202) 551-3854 or me at
(202)
551-3255 if you have questions regarding comments on the financial statements and related matters.


Sincerely,


Nili N. Shah
Branch Chief

Bruce E. Gross
Lennar Corporation
May 26, 2006
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
   CORPORATION FINANCE